Filed by F.N.B. Corporation

(SEC Registration Statement No. 333-186159)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Annapolis Bancorp, Inc.

On January 24, 2013, F.N.B. Corporation (“FNB”) held its Fourth Quarter 2012 Earnings Report and Conference Call, a replay of which was made available on FNB’s website. A transcript of the portions of that conference call which related to the proposed acquisition of Annapolis Bancorp, Inc. (“Annapolis Bancorp”) is included in this filing.

Cautionary Statement Regarding Forward-looking Information

FNB makes statements in this filing, and may from time to time make other statements, regarding its outlook for earnings, revenues, expenses, capital levels, liquidity levels, asset levels, asset quality and other matters regarding or affecting FNB and its future business and operations that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “see,” “look,” “intend,” “outlook,” “project,” “forecast,” “estimate,” “goal,” “will,” “should” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.

Forward-looking statements speak only as of the date made. FNB does not assume any duty and does not undertake to update forward-looking statements. Actual results or future events could differ, possibly materially, from those anticipated in forward-looking statements, as well as from historical performance.

FNB’s forward-looking statements are subject to the following principal risks and uncertainties:

-	FNB’s businesses, financial results and balance sheet values are affected by business and economic conditions, including the following:
¡	Changes in interest rates and valuations in debt, equity and other financial markets.
¡	Disruptions in the liquidity and other functioning of U.S. and global financial markets.
¡	Actions by the Federal Reserve, U.S. Treasury and other government agencies, including those that impact money supply and market interest rates.
¡	Changes in customers’, suppliers’ and other counterparties’ performance and creditworthiness which adversely affect loan utilization rates, delinquencies, defaults and counterparty ability to meet credit and other obligations.
¡	Slowing or failure of the current moderate economic recovery and persistence or worsening levels of unemployment.
¡	Changes in customer preferences and behavior, whether due to changing business and economic conditions, legislative and regulatory initiatives, or other factors.

-	Legal and regulatory developments could affect FNB’s ability to operate its businesses, financial condition, results of operations, competitive position, reputation, or pursuit of attractive acquisition opportunities. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and ability to attract and retain management. These developments could include:

¡	Changes resulting from legislative and regulatory reforms, including broad-based restructuring of financial industry regulation; changes to laws and regulations involving tax, pension, bankruptcy, consumer protection, and other industry aspects; and changes in accounting policies and principles. FNB will continue to be impacted by extensive reforms provided for in the Dodd-Frank Wall Street Reform and Consumer Protection Act and otherwise growing out of the recent financial crisis, the precise nature, extent and timing of which, and their impact on FNB, remains uncertain.
¡	Changes to regulations governing bank capital and liquidity standards, including due to the Dodd-Frank Act and to Basel III initiatives.
¡	Impact on business and operating results of any costs associated with obtaining rights in intellectual property, the adequacy of FNB’s intellectual property protection in general and rapid technological developments and changes. FNB’s ability to anticipate and respond to technological changes can also impact its ability to respond to customer needs and meet competitive demands.

-	Business and operating results are affected by FNB’s ability to identify and effectively manage risks inherent in its businesses, including, where appropriate, through effective use of third-party insurance, derivatives, swaps, and capital management techniques, and to meet evolving regulatory capital standards.

-	Increased competition, whether due to consolidation among financial institutions, realignments or consolidation of branch offices, legal and regulatory developments, industry restructuring or other causes, can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues.

-	As demonstrated by the Parkvale Financial Corporation and Annapolis Bancorp, Inc. acquisitions, FNB grows its business in part by acquiring from time to time other financial services companies, financial services assets and related deposits. These acquisitions often present risks and uncertainties, including the possibility that the transaction cannot be consummated; regulatory issues; cost, or difficulties, involved in integration and conversion of the acquired businesses after closing; inability to realize expected cost savings, efficiencies and strategic advantages; the extent of credit losses in acquired loan portfolios and extent of deposit attrition; and the potential dilutive effect to FNB’s current shareholders. In addition, with respect to the pending acquisition of Annapolis Bancorp, Inc., FNB may experience difficulties in expanding into a new market area, including retention of customers and key personnel of Annapolis Bancorp, Inc. and its subsidiary BankAnnapolis.

-	Competition can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues. Industry restructuring in the current environment could also impact FNB’s business and financial performance through changes in counterparty creditworthiness and performance and the competitive and regulatory landscape. FNB’s ability to anticipate and respond to technological changes can also impact its ability to respond to customer needs and meet competitive demands.

-	Business and operating results can also be affected by widespread disasters, dislocations, terrorist activities or international hostilities through their impacts on the economy and financial markets.

FNB provides greater detail regarding some of these factors in its 2011 Form 10-K and 2012 Form 10-Qs, including the Risk Factors section of those reports, and its subsequent SEC filings. FNB’s forward-looking statements may also be subject to other risks and uncertainties, including those that may be discussed elsewhere in this filing and in other SEC filings, accessible on the SEC’s website at www.sec.gov and on FNB’s corporate website at www.fnbcorporation.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document.

Important Additional Information About the Merger

In connection with the anticipated merger between F.N.B. Corporation (“FNB”) and Annapolis Bancorp, Inc. (“Annapolis Bancorp”) pursuant to the Agreement and Plan of Merger, dated as of October 22, 2012, between FNB and Annapolis Bancorp, FNB filed a Registration Statement on Form S-4 (Registration No. 333-186159) with the SEC, which includes a Proxy Statement of Annapolis Bancorp and a Prospectus of FNB. STOCKHOLDERS OF ANNAPOLIS BANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY FNB AND/OR ANNAPOLIS BANCORP, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNB and Annapolis Bancorp, may be obtained at the SEC’s internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNB at www.fnbcorporation.com under the heading “Shareholder & Investor Relations”; or from Annapolis Bancorp at www.bankannapolis.com under the tab “Investors,” and then under the heading “Documents.” Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, (724) 983-3431, Attention: David B. Mogle, Corporate Secretary.

FNB and Annapolis Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Annapolis Bancorp in connection with the merger. Information about the directors and executive officers of FNB is set forth in the proxy statement for FNB’s 2012 annual meeting of shareholders, as filed with the SEC on April 4, 2012. Information about the directors and executive officers of Annapolis Bancorp is set forth in the proxy statement for Annapolis Bancorp’s 2012 annual meeting of stockholders, as filed with the SEC on April 13, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the Proxy Statement/Prospectus regarding the merger.

***

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Slide 8 provides a summary of some of the significant accomplishments during 2012. We continue to be active, disciplined acquirers with the completion and integration of Parkvale and the announcement of Annapolis Bancorp. The Parkvale acquisition, one of our larger acquisitions to date, continues to perform well. Despite consolidating 17 of the acquired branches, we have experienced significant loan and deposit growth in the market. As expected, our strength and market presence in Pittsburgh has clearly proven beneficial for F.N.B. The pending acquisition of Annapolis Bancorp. will take us into the neighboring state of Maryland and a market with very attractive demographics and growth potential. We recently made several key hires in the region, including the hiring of Mac Tisdale as Regional President. Mac has extensive corporate banking experience in the Baltimore and DC markets, previously working for one of the nation’s largest banks. He will work with Rick Lerner to promote the F.N.B. culture.

***

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Now looking ahead to 2013, we expect to continue to build on the momentum we have established and leverage the strategic accomplishments that Vince discussed earlier to generate continued solid loan growth. Year-over-year organic growth in total average loans is expected to be in the mid-single digits with the addition of Annapolis bringing the total increase into the high single digits. On the funding side, we expect total average growth in deposits and repos to be in the low single digits on an organic basis and mid-single digits including Annapolis. We will continue to focus on attracting lower cost relationship-based accounts and manage the decline in time deposits as we look to support the net interest margin and generate fee income.

***

The full-year net interest margin is expected to be in the low to mid-360s range. Support for the margin will come from the strong expected loan growth and continued improvements in deposit mix. Loan pricing will remain disciplined and downward rationalization of deposit pricing will partially mitigate the margin pressure created by the extended low rate environment and the impact of lower expected accretable yield.

Organic core non-interest income growth is expected to be in the low single digits, and including Annapolis in the mid-single digits.

***

Recognizing that the current operating environment has presented industry-wide challenges for all banks, we expect to take additional actions to closely manage our expense base. Overall non-interest expense results are expected to reflect cost saving actions and diligent expense control as well as continued investment in growth initiatives, such as our e-delivery strategy. As a result, core expenses are expected to be flat prior to the addition of Annapolis, and increase in the low single digits inclusive of Annapolis.

***

QUESTION AND ANSWER

Mac Hodgson – SunTrust Robinson Humphrey, Analyst:

Just a couple questions. Thanks for all the guidance, as usual. Vince, on the non-interest expense guidance, I think you said flat on a core basis. Are you using the—I think it’s 319 million core, kind of reported number? Or, is it more a core number?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

No, really it’s core if you look at core expenses for 2012 as a whole compared to what we have planned for 2013. So, it’s on a core basis.

Mac Hodgson – SunTrust Robinson Humphrey, Analyst:

On a core basis, okay. I can probably follow up with you on what you guys—what the core is, unless it’s in the investor presentation. And then on the Annapolis, remind us when that is expected to close?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

It’s scheduled to close, I believe April—first week of April—

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

April 6.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

April 6 is the exact date, Mac.

***

Damon Delmonte – Keefe, Bruyette & Woods, Inc., Analyst:

And then Vince, with respect to the guidance of the margin for the year, does that take into account any potential impact from the Annapolis deal?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Yes. Yes, that’s baked into it.

Damon Delmonte – Keefe, Bruyette & Woods, Inc., Analyst:

Okay. Would you expect that it’d be a positive impact on the margin, given potential mark-to-market marks that you’d take?

Vincent J. Calabrese, Jr.:

It’s pretty neutral, Damon. I think given its relative size to the total balance sheet and the position of their margin, it’s really relatively neutral.

Damon Delmonte – Keefe, Bruyette & Woods, Inc., Analyst:

Okay. And then, I guess just lastly, kind of bigger picture, you have the Annapolis deal closing, I think you guys said April 6. How does that change your view or how does it impact your view on M&A going forward? Is it likely that if something came up, you’d be in a position to go after it in 2013? Or, do you think you need a little bit of time to digest this one and get comfortable with the new market that you’re moving into?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, it’s a good question. You know, if you look at our history, we’ve been able to integrate at least two deals in one year. This is a relatively small acquisition, so I would not expect it to inhibit us from pursuing other opportunities. I think as we’ve stated in the past, we do these deals and expand into these markets to continue to grow, so we’ll continue to look for opportunities to grow through acquisition when the right situation arises. So, the pricing has to be right, we look for EPS accretion in the first full year, and decent IRRs, IRRs well above our cost of capital, and recouping diminution of capital in a relatively shot of period of time. So, if there are targets out there that meet those thresholds, we’re interested.

And, I think given that Parkvale is behind us, when you look at Parkvale, we closed Parkvale—I mean, really we consolidated those branches in February. So, we consolidated those branches and also we’re pursuing closing the Annapolis deal. There’s been quite a bit of integration but we really haven’t missed a beat from our original plans on that Parkvale acquisition. So, it’s performed very, very well for us and we’ve delivered the accretion that we expected.

Gary L. Guerrieri – F.N.B. Corporation, Chief Credit Officer:

The early stages of the integration, Damon, are also moving along very positively. We’re really pleased with that at this point.